Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: SEPTEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release – TransCanada and Petro-Canada to jointly pursue LNG facility in Gros Cacouna, Quebec

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  September 1, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

September 1, 2004

TransCanada and Petro-Canada to jointly pursue

LNG facility in Gros Cacouna, Quebec

Cacouna, Quebec – TransCanada Corporation and Petro-Canada, two of Canada’s largest energy companies, have signed a memorandum of understanding (MOU) to develop a liquefied natural gas (LNG) facility, named Cacouna Energy, in Gros Cacouna, Quebec, about 15 kilometres northeast of Rivière-du- Loup. The proposed facility would be capable of receiving, storing, and regasifying imported LNG with an average annual send-out capacity of approximately 500 million cubic feet a day of natural gas.

“This development is an extension of TransCanada’s commitment to help meet the energy needs of consumers in North America, providing a safe, clean, reliable source of energy for the future,” said Hal Kvisle, TransCanada’s chief executive officer. “We are pleased to partner with Petro-Canada to pursue the development of an LNG facility in Quebec.”

“Petro-Canada already has a large and growing business presence in Quebec, with a major expansion underway at our Montreal refinery,” said Petro-Canada president and chief executive officer, Ron Brenneman. “We look forward to increasing our investment in Quebec with the development of the Cacouna Energy LNG facility in partnership with TransCanada. Having North American LNG capacity will strengthen Petro-Canada’s ability to continue to be a major, long-term supplier and marketer of natural gas in North America.”

In the proposed project, TransCanada and Petro-Canada will equally share the costs to construct an LNG receiving, storage and re-gasification facility on Gros Cacouna Island, adjacent to the existing harbour. TransCanada will operate the facility, while Petro-Canada will supply the LNG. The estimated cost of construction is $660 million. In addition to direct employment of 500-1000 people during the construction phase and 30-50 long-term positions to operate the facility, the development will contribute additional indirect employment as well as tax and business benefits to the region.

Before construction of the facility can commence, the proposed Cacouna Energy LNG facility must receive regulatory approval to proceed from federal, provincial and municipal governments. The regulatory approval process is expected to take approximately two years and will provide a number of opportunities for the public and other stakeholders to participate in the approval process. Provided the necessary approvals are received, it is expected the facility will be in service towards the end of the decade.

TransCanada’s natural gas transportation expertise combined with Petro-Canada’s sales and marketing experience and international upstream supply business enable Cacouna Energy to offer a uniquely Canadian solution to the anticipated shortfall in future North American natural gas supplies.

For more information about Cacouna Energy, go to www.energiecacouna.ca.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Petro-Canada’s upstream production is approximately 450,000 barrels of oil equivalent per day of which about 28 per cent is natural gas production from Canada, the United States and Trinidad that is marketed in North America. The company’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

TransCanada is a leading North American energy company focused on natural gas transmission and power services with employees who are expert in these businesses. With a network of approximately 39,000 kilometres (24,200 miles) of pipeline, TransCanada transports the majority of Western Canada’s natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. TransCanada’s common shares trade under the symbol TRP on the Toronto and New York stock exchanges.

For further information, please contact:

Media Inquiries:

TransCanada

Petro-Canada

Hejdi Feick / Anita Perry

Andrew Pelletier / Mona Rossiter

(403) 920-7859

(514)650-4111     (403) 296-3648

Investor & Analyst Inquiries:

TransCanada

Petro-Canada

David Moneta / Debbie Stein

Gordon Ritchie / Derek De Leon

(403) 920-7911

(403) 296-7691   (403) 296-3319

Legal Notice - Forward Looking Information for TransCanada

Certain information in this news release is forward-looking and is subject to important risks and uncertainties.  The results or events predicted in this information may differ from actual results or events.  Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America.  For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission.  TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Notice – Forward Looking Information/Reserves Estimates for Petro-Canada

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “proposed”, “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, availability of transportation, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, importation matters, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as “probable”, “possible”, “recoverable” or "potential” reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this release it may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive.  Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.